TATE & LYLE
CONSISTENTLY FIRST IN RENEWABLE INGREDIENTS

BY APPOINTMENT TO
HER MAJESTY THE QUEEN
SUGAR REFINERS

TATE & LYLE PLC
Sugar Quay
Lower Thames Street
London EC3R 6DQ
UK
Tel +44 (0)20 7626 6525
Fax +44 (0)20 7623 5213
www.tateandlyle.com

8 February 2008

[redacted]

08000699

Mr E Staffin
Office of International Corporate Finance
US Securities and Exchange Commission
455th Street North West
Washington DC 20549 Mailstop 3/2

SUPPL

Dear Mr Staffin,

Tate & Lyle PLC, File No: 082/905

In accordance with our requirements under the list of foreign private issuers that claim exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, I attach a copy of relevant disclosures made by Tate & Lyle PLC for the period 1 January 2008 to 31 January 2008 inclusive for placing on our file.

If you have any queries concerning the documents supplied, please do not hesitate to contact me on telephone number +44 (0)20 7977 6278.

Yours sincerely,

[signature]

Rowan D J Adams
Deputy Company Secretary

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Enc.

Tate and Lyle PLC (File No: 082/905)
Disclosures
Period: 1 January 2008 to 31 January 2008

Date	Headline
31/01/08	Transaction in own shares
30/01/08	Transaction in own shares
29/01/08	Transaction in own shares
29/01/08	Transaction in own shares
28/01/08	Transaction in own shares
25/01/08	Holdings in Company
24/01/08	Transaction in own shares
23/01/08	Transaction in own shares
23/01/08	Holdings in Company
22/01/08	Transaction in own shares
21/01/08	Transaction in own shares
18/01/08	Transaction in own shares
18/01/08	Transaction in own shares
17/01/08	Transaction in own shares
16/01/08	Transaction in own shares
15/01/08	Transaction in own shares
14/01/08	Holdings in Company
11/01/08	Transaction in own shares
10/01/08	Blocklisting Interim Review
09/01/08	Transaction in own shares
08/01/08	Transaction in own shares
07/01/08	Transaction in own shares
04/01/08	Transaction in own shares
04/01/08	Transaction in own shares
03/01/08	Transaction in own shares
02/01/08	Total Voting Rights

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:0420N
Tate & Lyle PLC
31 January 2008

Tate & Lyle PLC ('the Company') announces that on 31 January 2008 it purchased through ABN AMRO Hoare Govett 300,000 ordinary shares at an average price of 479.44 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 460,063,168 shares in issue (excluding 3,013,165 shares held in Treasury).

This number (460,063,168) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSBBMRTMMIJBMP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:9148M
Tate & Lyle PLC
30 January 2008

Tate & Lyle PLC ('the Company') announces that on 30 January 2008 it purchased through ABN AMRO Hoare Govett 350,000 ordinary shares at an average price of 480.99 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 460,363,168 shares in issue (excluding 3,013,165 shares held in Treasury).

This number (460,363,168) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSBMMRTMMJJBLP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:8081M
Tate & Lyle PLC
29 January 2008

Tate & Lyle PLC ('the Company') announces that on 29 January 2008 it purchased through ABN AMRO Hoare Govett 300,000 ordinary shares at an average price of 482.17 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 460,713,168 shares in issue (excluding 3,013,165 shares held in Treasury).

This number (460,713,168) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSBLMFTMMATBAP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 29 January 2008 it transferred 24,153 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 3,013,165 ordinary shares in Treasury and has 461,013,168 ordinary shares in issue (excluding Treasury shares).

Robert Gibber

Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:7126M
Tate & Lyle PLC
28 January 2008

Tate & Lyle PLC ('the Company') announces that on 28 January 2008 it purchased through ABN AMRO Hoare Govett 315,000 ordinary shares at an average price of 479.2 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 460,989,015 shares in issue (excluding 3,037,318 shares held in Treasury).

This number (460,989,015) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSBPMRTMMBTBLP

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

REDUCTION IN SHARES IN ISSUE DUE TO TATE & LYLE PLC BUY BACK AND SUBSEQUENT SHARE CANCELLATION

3. Full name of person(s) subject to the notification obligation

SILCHESTER INTERNATIONAL INVESTORS LIMITED

4. Full name of the shareholder(s) (if different from 3 above)

SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TAXABLE TRUST

SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY TRUST

SILCHESTER INTERNATIONAL INVESTORS INTERNATIONAL VALUE EQUITY GROUP TRUST

SILCHESTER INTERNATIONAL INVESTORS TOBACCO FREE INTERNATIONAL VALUE EQUITY TRUST

THE CALLEVA TRUST

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

24 JANUARY 2008

6. Date on which issuer notified

25 JANUARY 2008

Threshold(s) that is /are crossed or reached

5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: 24,111,253

Number of Voting Rights: 24,111,253

Resulting situation after the triggering transaction:

Number of Shares - 22,593,393

Number of Voting Rights (Direct) - 22,593,393

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 4.90%

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 22,593,393

Total % of Voting Rights - 4.90%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

SILCHESTER INTERNATIONAL INVESTORS LIMITED

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

SILCHESTER INTERNATIONAL INVESTORS LIMITED ('SILCHESTER') ACTS AS INVESTMENT MANAGER FOR THE CLIENTS DETAILED IN QUESTION 4 ABOVE ('CLIENTS'). IN ACTING FOR THEIR CLIENTS, SILCHESTER ARE GIVEN FULL DISCRETION OVER THEIR INVESTMENTS AND ARE EMPOWERED TO VOTE ON THEIR BEHALF. HOWEVER, THEY DO NOT ACT AS THEIR CLIENTS' CUSTODIAN AND THEREFORE SHARES ARE NOT HELD IN THEIR NAME BUT IN THE NAME OF EACH CLIENT'S CUSTODIAN BANK.

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY
020 7626 6525
25 JANUARY 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

Tate & Lyle PLC ('the Company') announces that on 24 January 2008 it transferred 11,522 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 3,037,318 ordinary shares in Treasury and has 461,304,015 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:4232M
Tate & Lyle PLC
23 January 2008

Tate & Lyle PLC ('the Company') announces that on 23 January 2008 it purchased through ABN AMRO Hoare Govett 400,000 ordinary shares at an average price of 470.27 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 461,292,493 shares in issue (excluding 3,048,840 shares held in Treasury).

This number (461,292,493) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSBJMRTMMITBBP

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

23 JANUARY 2008
TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Full name of the shareholder(s) (if different from 3 above)

N/A

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

21/01/08

6. Date on which issuer notified

23/01/08

7. Threshold(s) that is /are crossed or reached

5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES
(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: BELOW 3%

Number of Voting Rights: BELOW 3%

Resulting situation after the triggering transaction:

Number of Shares - 23,823,426

Number of Voting Rights (Direct) - 23,823,426

Number of Voting Rights (Indirect) - N/A

% of Voting Rights (Direct) - 5.16% (BASED ON TOTAL VOTING RIGHTS OF 461,692,493)

% of Voting Rights (Indirect) - N/A

(B) Financial Instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 23,823,426

Total % of Voting Rights - 5.16% (BASED ON TOTAL VOTING RIGHTS OF 461,692,493)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held

N/A

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER
COMPANY SECRETARY
020 7626 6525

14 JANUARY 2008

ENDS

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:3328M
Tate & Lyle PLC
22 January 2008

Tate & Lyle PLC ('the Company') announces that on 22 January 2008 it purchased through ABN AMRO Hoare Govett 650,000 ordinary shares at an average price of 465.92 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 461,692,493 shares in issue (excluding 3,048,840 shares held in Treasury).

This number (461,692,493) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:
Tate & Lyle plc 020 7977 6189
Tim Lodge

END
POSBTMPTMMMTBAP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2333M
Tate & Lyle PLC
21 January 2008

Tate & Lyle PLC ('the Company') announces that on 21 January 2008 it purchased through Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 474.69 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 462,342,493 shares in issue (excluding 3,048,840 shares held in Treasury).

This number (462,342,493) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSBBMRTMMMTBJP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1337M
Tate & Lyle PLC
18 January 2008

Tate & Lyle PLC ('the Company') announces that on 18 January 2008 it purchased through Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 490.82 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 462,842,493 shares in issue (excluding 3,048,840 shares held in Treasury).

This number (462,842,493) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSBPMRTMMMBBBP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

18 January 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 18 January 2008 it transferred 113,313 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The highest transfer price per share was 335.75p and the lowest transfer price per share was 325p.

Following the above transfer, the Company holds 3,048,840 ordinary shares in Treasury and has 463,342,493 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:0345M
Tate & Lyle PLC
17 January 2008

Tate & Lyle PLC ('the Company') announces that on 17 January 2008 it purchased through Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 490.19 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 463,229,180 shares in issue (excluding 3,162,153 shares held in Treasury).

This number (463,229,180) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Tim Lodge

This information is provided by RNS
The company news service from the London Stock Exchange

END

POSBRMFTMMABBIP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:9453L
Tate & Lyle PLC
16 January 2008

Tate & Lyle PLC ('the Company') announces that on 16 January 2008 it purchased through Citigroup Global Markets Limited 350,000 ordinary shares at an average price of 481.04 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 463,729,180 shares in issue (excluding 3,162,153 shares held in Treasury).

This number (463,729,180) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSBFMRTMMJBBBP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

15 January 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 15 January 2008 it transferred 41,237 ordinary shares in the Company for the purpose of satisfying exercises under the 2000 Executive Share Option Scheme. These shares were previously held in Treasury.

The transfer price per share was 325p.

Following the above transfer, the Company holds 3,162,153 ordinary shares in Treasury and has 464,079,180 ordinary shares in issue (excluding Treasury shares).

Robert Gibber
Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Holding(s) in Company

Tate & Lyle PLC

14 JANUARY 2008

TATE & LYLE PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of Issuer

TATE & LYLE PLC

2. Reason for notification

AN ACQUISITION OF VOTING RIGHTS

3. Full name of person(s) subject to the notification obligation

HARBERT FUND ADVISORS, INC, IN ITS CAPACITY AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

4. Full name of the shareholder(s) (if different from 3 above)

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

5. Date of the Transaction (and date on which the threshold is crossed or reached if different)

5% THRESHOLD CROSSED DURING TRADING ON 9 JANUARY 2008

6. Date on which issuer notified

11 JANUARY 2008

7. Threshold(s) that is /are crossed or reached

5%

8. Notified Details

(A) Voting Rights Attached to shares

Class/type of shares

ORDINARY 25p SHARES

(GB0008754136)

Situation previous to the Triggering transaction

Number of Shares: BELOW 5%

Number of Voting Rights: BELOW 5%

Resulting situation after the triggering transaction:

Number of Shares - NOT PROVIDED

Number of Voting Rights (Direct) - NOT PROVIDED

Number of Voting Rights (Indirect) - 25,945,000

% of Voting Rights (Direct) - NOT PROVIDED

% of Voting Rights (Indirect) - 5.59% (BASED ON TOTAL VOTING RIGHTS OF 464,029,097)

(B) Financial instruments

N/A

Total (A)+(B)

Total number of Voting Rights - 25,945,000

Total % of Voting Rights - 5.59%

9. Chain of controlled undertakings through which the voting rights and/or

the financial instruments are effectively held

HARBERT FUND ADVISORS, INC, SERVES AS INVESTMENT ADVISER TO (i) HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD. AND (ii) HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P. HARBERT FUND ADVISORS, INC. IS AN INDIRECT, WHOLLY-OWNED SUBSIDIRAY OF HARBERT MANAGEMENT CORPORATION.

Proxy Voting

10. Name of Proxy holder

N/A

11. Number of voting rights proxy holder will cease to hold

N/A

12. Date on which proxy holder will cease to hold voting rights

N/A

13. Any additional information

N/A

Contact name for enquiries:

ROBERT GIBBER

COMPANY SECRETARY

020 7626 6525

14 JANUARY 2008

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:6513L
Tate & Lyle PLC
11 January 2008

Tate & Lyle PLC ('the Company') announces that on 11 January 2008 it purchased through Citigroup Global Markets Limited 300,000 ordinary shares at an average price of 458.29 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 464,029,097 shares in issue (excluding 3,203,390 shares held in Treasury).

This number (464,029,097) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Tim Lodge

END

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Tate & Lyle News Announcement

Tate & Lyle PLC - Blocklisting Interim Review

Tate & Lyle PLC

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company TATE & LYLE PLC	
2. Name of scheme TATE & LYLE 2001 SHARESAVE SCHEME	
3. Period of return: From 1 JULY 2007 to 31 DECEMBER 2007	
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	535,142
5. Number of shares issued/allotted under scheme during period:	186,851
6. Balance under scheme not yet issued/allotted at end of period	348,291
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records

467,211,135 (excluding treasury shares)

Contact for queries:

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Name: ROWAN ADAMS

Telephone: 020 7977 6278

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company TATE & LYLE PLC

---

2. Name of scheme TATE & LYLE 1992 SHARESAVE SCHEME

---

3. Period of return: From 1 JULY 2007 to 31 DECEMBER 2007

---

4. Number and class of share(s) (amount of 86,685 stock/debt security) not issued under

	scheme	
5.	Number of shares issued/allotted under scheme during period:	14,072
6.	Balance under scheme not yet issued/allotted at end of period	72,613
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records
467,211,135 (excluding treasury shares)

Contact for queries: Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Name: ROWAN ADAMS

Telephone: 020 7977 6278

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1. Name of company TATE & LYLE PLC	
2. Name of scheme TATE & LYLE 1992 EXECUTIVE SHARE OPTION SCHEME	
3. Period of return: From 1 JULY 2007 to 31 DECEMBER 2007	
4. Number and class of share(s) (amount of stock/debt security) not issued under scheme	137,234
5. Number of shares issued/allotted under scheme during period:	9,823
6. Balance under scheme not yet issued/allotted at end of period	127,411
7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	

Please confirm total number of shares in issue at the end of the period in order for us to update our records
467,211,135 (excluding treasury shares)

Contact for queries:

Name: ROWAN ADAMS

Telephone: 020 7977 6278

Address: TATE & LYLE PLC
SUGAR QUAY
LOWER THAMES STREET
LONDON EC3R 6DQ

Person making return

Name: Rowan Adams

Position: Deputy Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:4580L
Tate & Lyle PLC
09 January 2008

Tate & Lyle PLC ('the Company') announces that on 09 January 2008 it purchased through Citigroup Global Markets Limited 500,000 ordinary shares at an average price of 432.06 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 464,329,097 shares in issue (excluding 3,203,390 shares held in Treasury).

This number (464,329,097) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc   020 7977 6189
Tim Lodge

END

POSBLMRTMMJMBMP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:3543L
Tate & Lyle PLC
08 January 2008

Tate & Lyle PLC ('the Company') announces that on 08 January 2008 it purchased through Citigroup Global Markets Limited 1,000,000 ordinary shares at an average price of 418.16 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 464,829,097 shares in issue (excluding 3,203,390 shares held in Treasury).

This number (464,829,097) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSBPMRTMMBMBTP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:2625L
Tate & Lyle PLC
07 January 2008

Tate & Lyle PLC ('the Company') announces that on 07 January 2008 it purchased through Citigroup Global Markets Limited 600,000 ordinary shares at an average price of 417.75 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 465,829,097 shares in issue (excluding 3,203,390 shares held in Treasury).

This number (465,829,097) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSBRMRTMMTMBPP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:1511L
Tate & Lyle PLC
04 January 2008

Tate & Lyle PLC ('the Company') announces that on 04 January 2008 it purchased through Citigroup Global Markets Limited 600,000 ordinary shares at an average price of 426.2763 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 466,429,097 shares in issue (excluding 3,203,390 shares held in Treasury).

This number (466,429,097) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and

Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189

Tim Lodge

END

POSBIMFTMMAMBMP

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

Tate & Lyle PLC

4 January 2008 - Tate & Lyle PLC

Transaction in Own Shares

Tate & Lyle PLC ('the Company') announces that on 4 January 2008 it transferred 10,722 ordinary shares in the Company for the purpose of satisfying awards under the Tate & Lyle 2003 Performance Share Plan. These shares were previously held in Treasury.

Following the above transfer, the Company holds 3,203,390 ordinary shares in treasury and has 467,029,097 ordinary shares in issue (excluding treasury shares).

Robert Gibber

Company Secretary

Tate & Lyle News Announcement

Tate & Lyle PLC - Transaction in Own Shares

RNS Number:0615L
Tate & Lyle PLC
03 January 2008

Tate & Lyle PLC ('the Company') announces that on 03 January 2008 it purchased through Citigroup Global Markets Limited 200,000 ordinary shares at an average price of 443.7987 pence per share.

These shares will be cancelled.

Following the purchase and cancellation of these shares the Company has 467,011,882 shares in issue (excluding 3,214,112 shares held in Treasury).

This number (467,011,882) represents the total voting rights in the Company and may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Enquiries:

Tate & Lyle plc 020 7977 6189
Tim Lodge

END

POSBJMFTMMIMBLP

Tate & Lyle News Announcement

Tate & Lyle PLC - Total Voting Rights - Tate & Lyle plc

Tate & Lyle PLC

2 January 2008 - Tate & Lyle PLC

Voting Rights and Capital

In conformity with Paragraph 5.6.1R of the FSA's Disclosure and Transparency Rules, Tate & Lyle PLC (the 'Company') would like to notify the market of the following:

The Company's issued capital as at 31 December 2007 consisted of 470,425,247 ordinary shares of which 3,214,112 were held in Treasury.

Therefore, the total number of voting rights in the Company as at 31 December 2007 was 467,211,135 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Tate & Lyle PLC under the FSA's Disclosure and Transparency Rules.

Robert Gibber
Company Secretary

END